Mail Stop 6010

      June 30, 2005

VIA U.S. MAIL and FACSIMILE (952) 361-8128


Patricia M. Hollister
Chief Financial Officer
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota  55318

	RE:	FSI International, Inc.
		Form 10-K for the fiscal year ended August 28, 2004
		Filed November 9, 2004
		File No. 000-17276

Dear Ms. Hollister:

      We have reviewed your letter dated June 7, 2005 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended August 28, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 16

Wind Down of Microlithography Business, page 20
1. Please refer to prior comment 1. In future filings, please disclose the amount of inventory you scrapped in each period presented and the remaining inventory to be disposed.
2. Please refer to prior comment 2. In future filings, discuss the circumstances that resulted in the $7 million gain on sale of the Texas facility, as outlined in your response.

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 40
3. We note that you offer system upgrade packages under your Equipment Upgrade Program. Please tell us how you account for this program and demonstrate your accounting complies with GAAP. If material, revise future filings to discuss.

Note 8.  Property, Plant and Equipment, page 52
4. Please refer to prior comment 5, which addressed your
accounting
for evaluation systems included in inventory. Your policy of amortizing the carrying value of the units over 18 months if not sold within 12 months, does not appear to be consistent with Statement
6
of ARB 43, which requires you to record inventory at the lower of cost or market and further states that "market should not exceed the net realizable value." Please revise your financial statements to correctly apply that guidance.
5. In addition, please tell us where you currently present your amortization costs. The estimated reduction of the realizable value of the inventory should be classified as part of cost of sales. Please revise your financial statements as necessary.

Note 9. Investments in Affiliates, page 52
6. Please refer to prior comment 6. Because your equity in income from continuing operations before taxes for mFSI LTD was 237% of your loss from continuing operations before taxes for 2004, full financial statements under Rule 3-09 of Regulation S-X appear to be required. Please revise to provide these financial statements.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-
3664
or me at (202) 551-3554 if you have any questions. In that regard, please do not hesitate to contact Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671.

							Sincerely,



							Angela Crane
							Accounting Branch Chief


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Ms. Hollister
FSI International, Inc.
June 30, 2005
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